Mail Stop 6010

August 7, 2007

Weibing Lu
Chief Executive Officer
Skystar Bio-Pharmaceutical Company
Room 10601, Jiezuo Plaza, No.4
Fenghui Road South
Gaoxin District, Xian Province, P.R. China

> **Re:** **Skystar Bio-Pharmaceutical Company**
> **Registration Statement on Form SB-2, Amendment 1**
> **Filed August 1, 2007**
> **File No. 333-143449**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. The page numbers in the comments below correspond to the page numbers in the marked courtesy copies you provided, which differ from the page numbers in the filing on EDGAR.

2. We note your response to comment 1. However, given the nature and size of this offering, in particular the number of shares being registered in comparison to the number of outstanding shares held by non-affiliates, this offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

- file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
- register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1);
- identify the selling shareholders as underwriters in the registration statement; and
- include the price at which the underwriters will sell the securities.

Convertible Debentures, page 46

3. We note your response and revisions pursuant to comment 3.

- Footnote 1 to the table you inserted on page 49 describes in general terms the liquidated damages provisions. Please revise this footnote to state clearly (a) that you actually incurred and owe the liquidated damages from filing the registration statement late, (b) you have not yet incurred liquidated damages relating to the timing of effectiveness, and (c) the potential *dollar amount* of liquidated damages you will owe for each 30-day period that passes after the effectiveness deadline.
- Please disclose in your filing the total possible payments to all selling shareholders and any of their affiliates *in the first year* following the sale of convertible notes.

4. We note the table you inserted on pages 50-51 pursuant to comment 5. Currently, the table's last column is identical to the third column. It appears that the last column should reflect the difference between the third and fourth columns. Please revise.

5. Additionally, we note your responses to comment 4, 5, and 6 submitting the market price should be discounted at 30% per share to reflect the market trading conditions. We disagree. Your statements that the trading activity for the shares has been volatile and illiquid is sufficient. It would not be appropriate to present the requested information applying a 30% discount.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:　　Ryan S. Hong, Esq.
　　　　Francis Chen, Esq.
　　　　Richardson & Patel LLP
　　　　10900 Wilshire Boulevard, Suite 500
　　　　Los Angeles, California 90024